SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 May 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1
Regulatory News Service Announcement, dated 11 May 2017

                re: Result of AGM

11 May 2017

ANNUAL GENERAL MEETING OF LLOYDS BANKING GROUP PLC

Following the annual general meeting held today at the Edinburgh International Conference Centre in Scotland, Lloyds Banking Group plc announces that all the resolutions put to shareholders were passed by the requisite majorities. Resolutions 1 to 23 (inclusive) were passed as ordinary resolutions. Resolutions 24 to 30 (inclusive) were passed as special resolutions. A poll was held on each of the resolutions proposed. The results of the polls are as follows:

Resolution		Votes For	% of Votes Cast	Votes Against	% of Votes Cast	Total Votes Validly Cast	Total Votes Cast as a % of the Relevant Shares in Issue	Votes Withheld
1	Receive the report and accounts for the year ended 31 December 2016	49,083,819,654	99.97	14,950,702	0.03	49,098,770,356	68.71%	68,247,447
2	Re-election of Lord Blackwell	48,847,420,841	99.39	300,419,929	0.61	49,147,840,770	68.78%	18,957,492
3	Re-election of Mr J Colombás	48,909,781,542	99.52	236,833,929	0.48	49,146,615,471	68.78%	20,286,137
4	Re-election of Mr M G Culmer	48,811,194,583	99.32	335,170,861	0.68	49,146,365,444	68.77%	20,469,002
5	Re-election of Mr A P Dickinson	48,954,947,809	99.61	190,993,248	0.39	49,145,941,057	68.77%	20,776,842
6	Re-election of Ms A M Frew	48,802,224,903	99.30	344,229,512	0.70	49,146,454,415	68.77%	20,326,386
7	Re-election of Mr S P Henry	45,969,665,311	93.54	3,174,842,599	6.46	49,144,507,910	68.77%	22,195,415
8	Re-election of Mr A Horta-Osório	48,932,329,822	99.56	216,122,029	0.44	49,148,451,851	68.78%	18,647,047
9	Re-election of Ms D D McWhinney	48,728,977,381	99.15	417,387,903	0.85	49,146,365,284	68.77%	20,266,492
10	Re-election of Mr N E T Prettejohn	48,970,939,329	99.64	174,816,950	0.36	49,145,756,279	68.77%	20,936,776
11	Re-election of Mr S W Sinclair	48,911,792,174	99.52	233,958,058	0.48	49,145,750,232	68.77%	20,950,714
12	Re-election of Ms S V Weller	48,969,412,938	99.64	176,886,132	0.36	49,146,299,070	68.77%	20,320,278
13	Approval of Remuneration Policy section of the Directors' Remuneration Report	47,672,876,650	98.03	959,073,982	1.97	48,631,950,632	68.05%	534,843,925
14	Approval of Annual Report on Remuneration section of the Directors' Remuneration Report	48,112,925,594	97.92	1,023,046,801	2.08	49,135,972,395	68.76%	30,692,628
15	Approval of a final ordinary dividend of 1.7 pence per ordinary share	49,108,342,678	99.89	53,256,750	0.11	49,161,599,428	68.80%	5,636,275
16	Approval of a special dividend of 0.5 pence per ordinary share	49,111,145,241	99.90	50,861,136	0.10	49,162,006,377	68.80%	5,167,585
17	Re-appointment of the auditor	47,679,407,581	97.17	1,386,597,716	2.83	49,066,005,297	68.66%	100,645,144
18	Authority to set the remuneration of the auditor	48,910,755,667	99.50	245,265,589	0.50	49,156,021,256	68.79%	10,516,896
19	Approval of the renewal of the Lloyds Banking Group Sharesave Scheme 2007	48,766,993,446	99.21	386,733,519	0.79	49,153,726,965	68.78%	13,104,042
20	Authority to make political donations or to incur political expenditure	48,400,070,535	98.51	732,756,180	1.49	49,132,826,715	68.76%	33,749,389
21	Re-designation of the limited voting shares	49,156,751,419	99.91	46,185,246	0.09	49,202,936,665	68.78%	28,635,193
22	Directors' authority to allot shares	46,637,627,928	95.17	2,369,201,251	4.83	49,006,829,179	68.58%	159,698,167
23	Directors' authority to allot shares in relation to the issue of Regulatory Capital Convertible Instruments	48,156,229,181	98.35	806,867,747	1.65	48,963,096,928	68.52%	203,166,149
24	Limited disapplication of pre-emption rights (ordinary shares)	48,613,377,619	99.18	400,809,828	0.82	49,014,187,447	68.59%	151,959,658
25	Limited disapplication of pre-emption rights (financing an acquisition or other capital investment)	45,605,037,868	93.04	3,410,008,049	6.96	49,015,045,917	68.59%	151,070,275
26	Limited disapplication of pre-emption rights (Regulatory Capital Convertible Instruments)	46,755,545,410	95.39	2,258,575,152	4.61	49,014,120,562	68.59%	151,998,897
27	Authority to purchase own ordinary shares	48,635,184,688	99.00	490,818,254	1.00	49,126,002,942	68.75%	40,743,911
28	Authority to purchase own preference shares	49,044,890,530	99.85	74,804,858	0.15	49,119,695,388	68.74%	42,607,840
29	Adoption of new articles of association (limited voting shares)	49,183,601,540	99.95	26,465,001	0.05	49,210,066,541	68.79%	21,333,085
30	Notice period for general meetings	47,018,648,553	95.66	2,132,207,405	4.34	49,150,855,958	68.78%	15,485,151

Anthony Watson and Nick Luff, both Independent Non-Executive Directors, notified the Board that they would not be seeking re-election at the annual general meeting.

For all resolutions, save for resolutions 21 and 29, as at 6.30 pm on 9 May 2017 (the time at which shareholders who wanted to attend, speak and vote at the meeting were required to have their details entered in the register of members), there were 71,459,965,313 relevant shares in issue. The holders of the limited voting shares were entitled to vote on resolutions 21 and 29 but not on any of the other resolutions. For resolutions 21 and 29, as at 6.30 pm on 9 May 2017 there were 71,540,886,364 relevant shares in issue (including the limited voting shares).

221 ordinary shareholders or persons representing ordinary shareholders attended the meeting. Ordinary shareholders are entitled to one vote per share. Holders of limited voting shares are entitled to one vote per share in respect of the resolutions on which they are entitled to vote.

Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution. In accordance with the UK Listing Authority's Listing Rules, copies of the resolutions will be submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/nsm

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 11 May 2017